UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMG Pantheon Fund, LLC

(Name of Issuer)

AMG Pantheon Fund, LLC

(Name of Person(s) Filing Statement)

Advisory Class Units

(Title of Class of Securities)

001700111

(CUSIP Number of class of securities)

Brokerage Class Units

(Title of Class of Securities)

001700137

(CUSIP Number of class of securities)

Institutional Class Units

(Title of Class of Securities)

001700129

(CUSIP Number of class of securities)

Institutional Plus Class Units

(Title of Class of Securities)

001700103

(CUSIP Number of class of securities)

Mark J. Duggan

c/o AMG Pantheon Fund, LLC

AMG Funds LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

(800) 835-3879

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

March 23, 2018

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$297,099 (a)	$36.99 (b)

(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per Advisory Class Unit, the estimated net asset value per Brokerage Class Unit, the estimated net asset value per Institutional Class Unit and the estimated net asset value per Institutional Plus Class Unit as of January 31, 2018.
(b)	Calculated at $124.50 per $1,000,000.00 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $36.99	Filing Parties: AMG Pantheon Fund, LLC
Form or Registration No.: Schedule TO	Date Filed: March 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Final Amendment relates to the Tender Offer Statement on Schedule TO (the “Statement”) originally filed by AMG Pantheon Fund, LLC (the “Fund”) on March 23, 2018 relating to the tender offer (the “Offer”) by the Fund to purchase up to 23,023 of its outstanding units of beneficial interest (the “Units”), Advisory Class Units, Brokerage Class Units, Institutional Class Units and Institutional Plus Class Units, at a price per Unit equal to the net asset value per Unit of the applicable Class of Units (that is, with respect to each class of Units, the value of the total assets of such class minus its total liabilities, divided by the total number of outstanding Units of such class) effective as of June 29, 2018 on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 20, 2018.

2.	No Units were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMG PANTHEON FUND, LLC

By: /s/ Thomas Disbrow

Name:	Thomas Disbrow
Title:	Treasurer

Dated: July 6, 2018